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                               July 13, 2021

       Alexander R. Rossi
       Chief Executive Officer
       LIV Capital Acquisition Corp.
       Pedregal No. 24, Piso 6-601
       Col. Molino del Rey
       M  xico, CDMX, C.P. 11040

                                                        Re: LIV Capital
Acquisition Corp.
                                                            Amendment No.1 to
Registration Statement on Form S-4
                                                            Filed June 25, 2021
                                                            File No. 333-256143

       Dear Mr. Rossi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Risk Factors
       Our CEO and Chairman of our board of directors has a personal loan which may become due if the business combination does not close., page 36

   1. Please disclose the counterparty to this loan, if material, in order to provide additional context with regards to
any conflicts of interests related to the closing of the business combination.
       Unaudited Pro Forma Condensed Combined Financial Information
       Unaudited Pro Forma Condensed Combined Balance Sheet, page 171
 Alexander R. Rossi
LIV Capital Acquisition Corp.
July 13, 2021
Page 2

2. Please tell us why adjustments (D) and (E) to accumulated deficit have not been reflected in your pro forma statement of operations for the year ended December 31, 2020. Also, give pro forma effect to the accelerated vesting of RSUs (page F-23) and other share-
         based issuances as an adjustment to accumulated deficit and reflect this adjustment in your pro forma statement of operations for the year ended December 31, 2020. Refer to
         Rule 11-02(a)(6)(i)(B) of Regulation S-X.
       You may contact Stephen Kim at (202) 551-3291 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer L pez at (202) 551-3792 or Lilyanna Peyser at (202) 551-3222 with any other questions.



FirstName LastNameAlexander R. Rossi                          Sincerely,
Comapany NameLIV Capital Acquisition Corp.
                                                              Division of
Corporation Finance
July 13, 2021 Page 2                                          Office of Trade &
Services
FirstName LastName